UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

(Amendment No.1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-40460

KANZHUN LIMITED

21/F, GrandyVic Building,

Taiyanggong Middle Road

Chaoyang District, Beijing 100020

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Explanatory Note

This report on Form 6-K/A of KANZHUN LIMITED (the “Company”) amends the Company’s report on Form 6-K furnished to the U.S. Securities and Exchange Commission on May 22, 2025 (Film No.: 25977014) by replacing the Circular of the Annual General Meeting attached as Exhibit 99.2, to correct clerical errors in the original Form 6-K, which was incorrectly compiled by the Company’s Edgar filing agent, resulting in the omission of certain director information and caused the misspelling of certain Chinese characters.

Except as described above, this amendment does not amend, update or restate any information set forth in the original Form 6-K, nor does it reflect any events occurring after the date of the original filing.

Exhibit Index

Exhibit No.	Description
99.2	Circular of the Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KANZHUN LIMITED

By	:	/s/ Yu Zhang
Name	:	Yu Zhang
Title	:	Director and Chief Financial Officer

Date: May 27, 2025